SMSA EL PASO II ACQUISITION CORP.
11753 Willard Avenue
Tustin, CA  92782

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about March 4, 2010, to the holders of record at the close of business on March 1, 2010, of shares of common stock, $0.001 par value (the “Common Stock”), of SMSA El Paso II Acquisition Corp., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder.  This information Statement is being delivered in connection with (i) the appointment of Michael Campbell to the Board of Directors of the Company (the “Board”) followed by (ii) the resignation of Gerard Pascale from the Board, pursuant to the terms of the transactions described below.  The resignation of Mr. Pascale will be effective on the tenth day after the mailing of this Information Statement under Rule 14f-1.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and Related Agreements, as defined hereinafter, and contains certain biographical and other information concerning our executive officers and directors before and after the consummation of the transaction contemplated by the Purchase Agreement and Related Agreements. Additional information about the Company and the transactions contemplated by the Purchase Agreement and Related Agreements are contained in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2009 and subsequent amendments to each of the Advisory Agreement and the Escrow Agreement contained in the Company’s Current Reports on Form 8-K filed on December 21, 2009 and on January 31, 2010, respectively.  All of the Current Reports on Form 8-K and exhibits thereto and any other Company filings, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

CHANGE IN CONTROL TRANSACTION

The appointment of Mr. Campbell as a director of the Company was made in connection with the Securities Purchase Agreement dated November 5, 2009 (the “Purchase Agreement”) executed by and between the Company and Mr. Campbell, and the Related Agreements, as defined hereinafter.

On November 5, 2009, pursuant to the Purchase Agreement, Mr. Campbell purchased 20,000,000 shares of Common Stock (the “Shares”) from the Company for an aggregate purchase price of $20,000.  On the same day, the Company also entered into a Contribution Agreement (the “Contribution Agreement”), with Mr. Campbell and Gerard Pascale, the Company’s majority shareholder, sole director and sole officer at such time.  Pursuant to the Contribution Agreement, Mr. Pascale contributed 3,000,000 shares of Common Stock then owned by him to the treasury of the Company to induce Mr. Campbell to enter into the Purchase Agreement.  As a result of the above-described transactions, an aggregate of 22,000,004 shares of Common Stock were issued and outstanding on November 5, 2009, and the shares of Common Stock owned by Mr. Campbell on such date represented approximately 90.91% of the issued and outstanding shares of capital stock of the Company on a fully-diluted basis, and resulted in a change of control of the Company on such date.  The source of the cash consideration for the Purchased Shares was Mr. Campbell’s personal funds.

In addition, on November 5, 2009, the Company entered into an Advisory Agreement (the “Advisory Agreement”) with Halter Financial Group, L.P. (“HFG”), an affiliate of Halter Financial Investments, L.P., a shareholder of the Company, pursuant to which HFG agreed to provide certain advisory services to the Company in exchange for a fee of $250,000 (“Advisory Fee”).  On November 5, 2009, pursuant to the terms of the Advisory Agreement, the Company also entered into an Escrow Agreement (the “Escrow Agreement” and collectively with the Contribution Agreement and the Advisory Agreement, the “Related Agreements”), with Mr. Campbell, HFG and Securities Transfer Corporation, as escrow agent (the “Escrow Agent”).  Under the terms of the Escrow Agreement, the Escrow Agent agreed to hold the Shares in escrow pending payment of the Advisory Fee.  On December 15, 2009, each of the Advisory Agreement and the Escrow Agreement were amended to extend the payment date of the Advisory Fee to January 31, 2010. On January 31, 2010, each of the Advisory Agreement and the Escrow Agreement were further amended to extend the payment date of the Advisory Fee to February 28, 2010.  The Advisory Fee has been paid in full.

Effective as of November 5, 2009, in connection with the closing of the Purchase Agreement and the Related Agreements, (i) Gerard Pascale resigned as President, Chief Financial Officer and Secretary, and (ii) the Board appointed Michael Campbell to serve as a director, President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Company.  Mr. Pascale continued to serve as a director of the Company after the purchase of the Shares by Mr. Campbell and agreed to resign as a director of the Company once the Advisory Fee was paid.  As the Advisory Fee has been paid, Mr. Pascale submitted his resignation as a director of the Company effective as of the tenth day after the mailing of this Information Statement.  No action is required by the stockholders of the Company in connection with the actions described in this Information Statement.  Section 14(f) of the Exchange Act, requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders.

Since November 5, 2009, Mr. Campbell has disposed of an aggregate of 1,780,000 shares of Common Stock.  Substantially all of the proceeds from such dispositions were used by Mr. Campbell to fund corporate business development and capital raising expenses of the Company including related travel costs. As a result of such transactions, Mr. Campbell owns, as of the date of this Information Statement, 18,220,000 shares of Common Stock representing approximately 77.72% of the issued and outstanding shares of capital stock of the Company on a fully-diluted basis.

Except as disclosed in this Information Statement, there are no arrangements or understandings among the former and new control person and their associates with respect to the election of directors of the Company or other matters.

The statements made in this Information Statement referencing the Purchase Agreement and Related Agreements are qualified in their entirety by reference to the text of each agreement, and are expressly made subject to the more complete information set forth therein.  The full text of the Purchase Agreement and Related Agreements, as originally executed, are attached as Exhibits 10.1-10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2009.  The first amendment to each of the Advisory Agreement and the Escrow Agreement are attached as Exhibit 10.1 and 10.2, respectively, to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009.  The second amendment to each of the Advisory Agreement and the Escrow Agreement are attached as Exhibit 10.1 and 10.2, respectively, to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2010.

The information contained in this Information Statement concerning Michael Campbell has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information.  Mr. Pascale, the previous principal of the Company assumes the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to November 5, 2009.  The principal executive offices of the Company are currently located at 11753 Willard Avenue, Tustin, CA 92782.

GENERAL

There are currently 23,443,754 shares of Common Stock issued and outstanding.  As a result of the consummation of the transaction contemplated by the Purchase Agreement and the Related Agreements, the Board currently consists of two members, Gerard Pascale and Michael Campbell.  As noted above, Mr. Pascale’s resignation as a director of the Company will be effective on the tenth day after the mailing of this Information Statement.  At the effective time of Mr. Pascale’s resignation, Mr. Campbell will be the sole director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of March 3, 2010.

Name	Age	Positions and Offices

Michael Campbell	53	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and Director
Gerard Pascale	40	Director

Michael Campbell , age 53, has served as a Director and as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Company since November 5, 2009.  Mr. Campbell has served as the managing director of both M1 Advisors LLC and M1 Capital Group Ltd., since founding those companies in 2002 and 2004, respectively.  M1 Advisors LLC and M1 Capital Group Ltd. are business advisory and merchant banking firms that provide growth capital and financial advisory services to high-growth companies in emerging markets.  Mr. Campbell has over 27 years of experience founding, financing, building and operating high-growth companies worldwide.

Gerard Pascale, age 40, Mr. Pascale served as our sole director, President, Chief Financial Officer and Secretary from August 10, 2009 until November 5, 2009 and was  responsible for our overall operations.  Mr. Pascal is also the President and Founder of SC Financial, LLC, which specializes in advising both US and international clients on valuation, financial modeling and the responsibilities of publicly traded US companies.  For the previous three years Mr. Pascale was responsible for managing the affairs of clients of Heritage Management Consultants. In this role he specialized in providing finance and SEC support throughout the entire process of listing in the US. This role included developing business plans, reviewing financial statement preparation, preparing financial projections and budgets and preparing and making presentations to US investors. Mr. Pascale has an MBA from the University of Chicago. Mr. Pascale has been a Certified Public Accountant since 1993.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board, and are not entitled to reimbursement for expenses incurred in connection with their attendance at Board meetings. Officers are appointed by the Board and serve at the discretion of the Board.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among our directors or officers.

Prior to his appointment, Mr. Campbell was not a director of, nor did he hold any position with the Company. Mr. Campbell has consented to serve as a director of the Company.  To the best of its knowledge, Mr. Campbell (i) does not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; and (iii) has not been involved in any transactions with the Company, nor has he had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act.

To the knowledge of the Company, none of the directors, executive officers, or persons nominated or chosen by us to become directors has been personally involved in any bankruptcy or insolvency proceedings. To the knowledge of the Company, none of the directors, executive officers, or persons nominated or chosen by us to become directors have been convicted in any criminal proceedings (excluding traffic violations and other minor offenses) or are the subject of a criminal proceeding which is presently pending, nor have such persons been the subject of any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining them from acting as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or insurance company, or from engaging in or continuing in any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security, nor were any of such persons the subject of a federal or state authority barring or suspending, for more than 60 days, the right of such person to be engaged in any such activity, which order has not been reversed or suspended.

SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5.  To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company during the calendar year ended December 31, 2009, all Section 16(a) filing requirements applicable to its insiders were complied with except Michael Campbell, a director and officer of the Company, failed to file on a timely basis a Form 4 to report five sales for an aggregate of 180,000 shares of Common Stock that occurred between November 30, 2009 and December 15, 2009. The required report was filed on March 4, 2010.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board has not established audit, nominating and compensation committees.  The Board is of the opinion that such committees are not necessary since the Company has had only two directors and, until the effective date of this Information Statement, such directors have been performing the functions of such committees.

The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

No director or officer of the Company has received compensation during the last three fiscal years. The Company does not have any employment or consulting agreements with any director or officer of the Company nor do we have stock option, retirement, pension, or profit-sharing plans for the benefit of directors, officers or other employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of March 3, 2010, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company; and (iii) all officers and directors as a group.  Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 23,443,754 shares of Common Stock issued and outstanding.  Each share of common stock is entitled to one vote on all matters upon which such shares can vote.  There are no options, warrants or other securities convertible into shares of common stock.

Officers, Directors, 5% Shareholder	No. of Shares Owned	Percentage of Class

Michael Campbell 11753 Willard Avenue Tustin, CA 92782	18,220,000	77.72%

Gerard Pascale 28 Cottonwood Lane Hilton Head SC 29926	1,500,000	6.40%

All directors and executive officers as a group (2 person)	19,720,000	84.12%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect:

-	any of our directors or officers;
-	any person proposed as a nominee for election as a director;
-	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
-	any relative or spouse of any of the foregoing persons who has the same house as such person.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

SMSA El Paso II Acquisition Corp.

/s/ Michael Campbell
Michael Campbell
Chief Executive Officer

Dated:  March 4, 2010